Exhibit 4.2

DESCRIPTION OF SECURITIES

General

Authorized and Outstanding Stock

The authorized capital stock of Blue Dolphin Energy Company, a Delaware corporation (“we,” “us,” “our,” the “Company,” and “our company”), consists of 22,500,000 shares of capital stock, consisting of (i) 20,000,000 shares of common stock, par value $0.01 per share (“common stock”) and (ii) 2,500,000 shares of preferred stock, par value $0.10 per share (“preferred stock”).

As of March 31, 2026, there were 14,921,968 and 0 shares of common stock and preferred stock issued and outstanding, respectively. As of December 31, 2025 there were 272 stockholders of record, which does not include holders whose shares are held in nominee or “street name” accounts through banks, brokers or other financial institutions.

Common Stock

Dividend Rights

Pursuant to the Amended and Restated Bylaws of the Company (the “Bylaws”), dividends upon the capital stock, may be declared by the board of directors subject to the provisions of the certificate of amendment to the amended and restated certificate of corporation (the “Charter”) and applicable law, if any. Payment of dividends is at the discretion of the board subject to the Charter and limitations imposed by law.

Voting Rights

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and common stock is not convertible or redeemable.

Preferred Stock

The Charter authorizes the board of directors to provide for the issuance of all or any of the unissued and undesignated shares of the preferred stock, in one or more series, and to fix the number of shares of such series and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law (“DGCL”).

As of December 31, 2025, we have no shares of preferred stock outstanding.

Transfer Agent and Registrar

The transfer agent for our common stock is Securities Transfer Corporation, 2901 N Dallas Parkway

Suite 380, Plano, Texas 75093.

Listing of Common Stock

Our common stock is listed on OTCQX Best Market under the symbol “BDCO.”